SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Rule 14d-100) Tender Offer Statement under Section 14(d)(1)
or Section 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 2)
CLICK COMMERCE, INC.
(Name of Subject Company (Issuer))
ITW LEAP CORP.
a wholly owned subsidiary of
ILLINOIS TOOL WORKS INC.
(Names of Filing Persons (Offerors))
COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
18681D 20 8
(CUSIP Number of Class of Securities)
James H. Wooten, Jr.
Vice President, General Counsel and Secretary
Illinois Tool Works Inc.
3600 W. Lake Avenue
Glenview, Illinois 60026
Telephone: (847) 724-7500
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
With a copy to:
James T. Lidbury
Mayer, Brown, Rowe & Maw LLP
71 South Wacker Drive
Chicago, Illinois 60606
Telephone: (312) 782-0600
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$300,151,306	$32,116

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The calculation of the transaction value assumes the purchase of (i) 12,235,036 outstanding shares of common stock of Click Commerce, Inc., a Delaware corporation (the “Company”) and (ii) 958,428 shares of common stock of the Company subject to outstanding options, each at an offer price of $22.75 per share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Exchange Act, is equal to $107 per $1,000,000 of the value of the transaction.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$32,116	Filing Party:	Illinois Tool Works Inc. and ITW Leap Corp.
Form or Registration No.:	Schedule TO	Date Filed:	September 18, 2006
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
      Check the appropriate boxes below to designate any transactions to which the statement relates:
      ☒ third-party tender offer subject to Rule 14d-1.
      ☐ issuer tender offer subject to Rule 13e-4.
      ☐ going-private transaction subject to Rule 13e-3.
      ☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Amendment No. 2 to Schedule TO
     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed initially with the Securities and Exchange Commission on September 18, 2006, as amended (the “Schedule TO”), by Illinois Tool Works Inc., a Delaware corporation (“Parent”), and ITW Leap Corp., a Delaware corporation (“Sub”) and a wholly owned subsidiary of Parent. The Schedule TO relates to the tender offer by Sub to purchase all of the outstanding shares of common stock, par value $.001 per share (the “Company Common Stock”), of Click Commerce, Inc., a Delaware corporation (the “Company”), at a price per share of Company Common Stock equal to $22.75 (the “Offer Price”), net to the seller in cash, without interest.
     The terms and conditions of the offer are described in the Offer to Purchase dated September 18, 2006 (the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(i) to the Schedule TO, and the related Letter of Transmittal for tender of shares of Company Common Stock and instructions thereto, a copy of which was filed as Exhibit (a)(1)(ii) to the Schedule TO (which, as they may be amended or supplemented from time to time, together constitute the “Offer”). Terms used but not otherwise defined herein shall have the meanings assigned to them in the Offer to Purchase.
Items 1, 4, 8 and 11 of the Schedule TO.
Items 1, 4, 8, and 11 of the Schedule TO are hereby amended and supplemented to include the following:
     “On October 16, 2006, Parent and the Company issued a press release announcing the extension of the Offer, upon the terms and subject to the conditions set forth in the Offer to Purchase, as amended, until 12:00 midnight, New York City time, on Wednesday, October 25, 2006, unless further extended. A copy of the press release is attached hereto as Exhibit (a)(5)(iii) and is incorporated herein by reference. The Offer had been previously scheduled to expire at 12:00 midnight, New York City time, on Monday, October 16, 2006.
     The expiration date of the Offer has been extended because Parent is awaiting clearance from the German Federal Cartel Office with respect to the acquisition of the Company. The Offer remains subject to the terms and conditions set forth in the Offer to Purchase, as amended, and other related materials filed by Parent and Sub with the SEC.”
Item 12. Exhibits.
Item 12 of the Schedule TO is hereby amended and supplemented to include the following:

“(a)(5)(iii)	Press Release issued by Parent, dated October 16, 2006.”

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ILLINOIS TOOL WORKS INC.
By:	/s/ James H. Wooten, Jr.
	Name:	James H. Wooten, Jr.
	Title:	Vice President, General Counsel and Corporate Secretary

ITW LEAP CORP.
By:	/s/ James H. Wooten, Jr.
	Name:	James H. Wooten, Jr.
	Title:	Vice President and Secretary

Dated: October 16, 2006

EXHIBIT INDEX

Exhibit No.	Exhibit Name
(a)(5)(iii)	Press Release issued by Parent, dated October 16, 2006.